SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM


03050791

May 6, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. English language Press Release, dated April 30, 2003, reporting financial results for the first quarter 2003; and

2. Certain financial information for the first quarter 2003, together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated into English by the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,



Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald



Mexico City, April 30, 2003

03 MAY -8 AM 7:21

G.Accion Announces First Quarter 2003 Results

G.Accion S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results of operations for the first quarter ended March 31, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of March 31, 2003, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

- G.Accion completed the acquisition of a portfolio of industrial facilities in Parque Industrial Querétaro.
- G.Accion announced the delivery of Sony de Mexico, corporate headquarters.
- **Leasing revenues for the first quarter of 2003** increased 13% to Ps. 128 million.
- **Net interest coverage ratio** reached 2.08x during the first quarter ended March 31, 2003, the highest in the history of the company.
- **The Company's leaseable property portfolio** increased **27% reaching over 7.3 million sq.ft.** compared to the area reported during the same quarter of 2002.

CONFERENCE CALL
Tuesday, May 6, 2003
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 967-7184 from the U.S.
Tel: (719) 457-2633 from outside the U.S.

Access Code: G.Accion

Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

Contents	Page

FIRST QUARTER 2003

REVENUES

Revenue from leasing activities increased 13% during the first quarter of 2003 to Ps. 128 million, when compared to Ps. 113 million reported during same quarter of 2002. This result was mainly due to the lease revenues obtained from the Sony building and the industrial buildings acquired in Queretaro.

Revenue from sales of developed properties reached Ps. 3.8 million, a 13% decline when compared to the Ps. 4.3 million reported during the same quarter of the previous year, reflecting the non-recurring sale of the retail spaces.

During the first quarter of 2003, ***revenues derived from services to third parties*** reached Ps. 57 million, an 89% increase when compared to Ps. 30 million reported during the same quarter of 2002. This increase reflects the services obtained from the strategic alliance with AMB and the Central Parking System Mexico operation.

As a result of the previously mentioned events, ***total operating revenues*** increased 28% from Ps. 148 million in the first quarter of 20032 to Ps. 189 million in the first quarter of 2003.

GROSS INCOME

For the first quarter of 2003, gross income increased 21% to Ps. 150 million from Ps. 124 million reported for the same period of 2002. Thus, gross margin for the first quarter was 79%.

ADMINISTRATIVE EXPENSES

The Company's administrative expenses, which include salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries, reached Ps. 14 million, an 4.5% increase compared to the same quarter of 2002.

EBITDA

As a result of the above, **EBITDA** for the first quarter of 2003 reached Ps. 135 million, a 22% increase when compared to Ps. 111 reported during the first quarter of 2002.

DEPRECIATION AND AMORTIZATION

Depreciation increased 10% to Ps. 29 million, compared to Ps. 27 million reported during the first quarter of 2002, reflecting the new investments made by the Company.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 4 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 157 million, due to a 23% increase in net interest expenses as a result of the financing established last October, and the Ps. 35 million monetary loss reported for the quarter as a result of the peso fluctuation.

NET INCOME (LOSS)

As a result of the above, G.Accion reported net loss of Ps. 43 million.

PER SHARE INFORMATION

Shares: 128,040,698[1]
EBITDA per share: Ps. 1.06
EPS: Ps. (0.33)

[1] Shares outstanding issued and paid.

RECENT EVENTS

CORPORATE EVENTS:

- On January 23, 2003, and as part of the agreement established with Hines last December, G.Accion announced the acquisition of an 871,000 sq.ft. industrial portfolio in *Parque Industrial Queretaro,* which generates annual gross revenues of up to US$ 4 million. In addition, as part of this agreement the Company placed the *Torre del Angel* office building located on the famous *Paseo de la Reforma* across from the Angel of Independence in Mexico City, with a private investor.
- On February 28, 2003, G.Accion announced the delivery of a corporate office building in the Santa Fe area of Mexico City to Sony de México. G.Accion developed this building, which has a total area of approximately 86,000 sq. ft., in nine and a half months. The Company has signed a long term agreement with Sony de Mexico.

PROPERTY PORTFOLIO

As of March 31, 2003, the Company's total portfolio of properties increased 27% to 7.3 million sq.ft. from 5.8 million sq.ft. reported on March 31, 2002. This result was due to the effects of the acquisitions of properties, mentioned previously.

The following table provides summary data of the Company's properties as of March 31, 2003:

TABLE 1 - PROPERTY SUMMARY

Property	m²	sq. ft.	Occupancy Rate	Current Revenues*	G.Accion owns
OFFICE	99,870	1,075,000	99%	25,600,000	100%
INDUSTRIAL	475,900	5,123,000	97%	28,000,000	100%
Centro Insurgentes**/***	39,000	420,000	99%	6,000,000	20%
La Plaza Oriente	800	9,000	100%	164,808	100%
Pabellón Altavista***	3,300	36,300	100%	874,000	100%
AGG (1)	63,800	687,000	99%	3,900,000	10%
TOTAL	**682,670**	**7,350,300**		**64,538,00**	
Land Reserves					
Parque Opción (1st Phase)	1,747,000	18,804,533	-	-	100%
Santa Fe V (Reserve)	17,791	191,500	-	-	100%
Santa Fe VI (Reserve)	4,831	52,000	-	-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of March 31, 2003, US$ 1.00 = Ps. 10.92)
** G.Accion manages the property and owns 20% of the leasable area.
*** Includes parking revenues.
(1) AGG = AMB – *G.Accion Guadalajara I. Acquisition made through the 90/10 structure strategic alliance with* AMB.

TABLE 2 - SUMMARY AS OF 1Q03

	1Q03*	1Q02*	Change %
Total Occupancy Rate	98%	99%	(1%)
Total Property Portfolio*	7,350,000 sq.ft.	5,800,000 sq.ft.	27%

* Includes *Centro Insurgentes*

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	
	March 31, 2003
Office Portfolio	5.52 years
Industrial Portfolio	5.88 years
Total Property Portfolio	5.71 years

DEBT SUMMARY AS OF MARCH 31, 2003

The Company's long-term debt increased by 18% Y-o-Y, reflecting the financing required to implement G.Accion's growth strategy and the refinancing achieved in October of last year. G.Accion's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the first three months of 2003, the net interest coverage ratio remained at 2.08x, reflecting the Company's ability to meet its obligations. As of March 31, 2003, the weighted average cost of debt was 6.5%, at the current 30-day LIBOR rate.

Table 4 - Debt (Figures as of March 31, 2003)

Institution	Currency	Principal
GE Capital	US $	267,162,054
Inverlat	US $	4,187,894
Total Debt (US$)		**271,349,948**

Institution	Currency	Principal
Bancomer	Mx. Ps.	20,058,928

STATEMENT FROM THE CEO

Luis Gutiérrez Guajardo, CEO of G.Accion stated: "The first quarter of 2003 has been a good start. During this period we delivered the Sony corporate building and acquired an 871,000 sq.ft. industrial portfolio in *Parque Industrial Queretaro.*

However, we continue to foresee a difficult environment such as the one that has characterized the last 24 months. We anticipate increased competition in the domestic real estate sector, also derived from the corporate crisis the world is going through, as well as events related to the war in Iraq and the SARS outbreak we foresee a difficult global environment, which represents new obstacles. Our innovative capacity as well as our ability to deal with current challenges and make decisions for the long-term, will be the base of our strategy, which I am certain will help us achieve outstanding results for our shareholders, customers, colleagues and partners.

During the first quarter, we managed to increase our portfolio of properties by 27% to 7.3 million sq.ft., achieved an interest coverage ratio of over 2.0x and a 22% EBITDA increase. These results reflect our sound strategy, which has been strengthened by the support and participation of our strategic partners such as Peabody and AMB, as well as the outstanding results and commitment shown by our team.

The solid results were affected by exchange rate losses, which do not impact the cash flow, however, according to Mexican GAAP they impact the Company's bottom line.

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts, specializing in the allocation of institutional investments in the Mexican real estate market. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.



www.gaccion.com.mx

First Quarter 2003

April 30, 2003

GACCION INCOME STATEMENT

	First Quarter		
	March 31, 2003 *US$ Thousands**	March 31, 2003 **Ps. Thousands**	March 31, 2002 **Ps. Thousands**
Operating Income			
Leasing revenues	11,744	128,233	113,568
Sale of developed properties	352	3,800	4,376
Services to third parties	5,270	57,208	30,347
Total Revenues	**17,366**	**189,241**	**148,291**
Costs			
Leasing			
Real estate tax	1,138	11,729	9,781
Maintenance	526	5,409	2,411
Other	426	4,421	1,133
Subtotal Leasing	2,090	21,559	13,325
Developed property	179	1,799	2,442
Services to third parties	1,425	15,633	8,089
Total costs	3,694	38,992	23,856
Gross Income	**13,672**	**150,249**	**124,436**
Operating expenses			
Administrative expenses	1,264	13,947	13,347
Selling expenses	-	-	36
EBITDA	**12,407**	**136,302**	**111,053**
Depreciation	2,707	29,673	27,071
Amortization	391	4,286	4,079
Write down	-	-	-
Operating Income	**9,309**	**102,343**	**79,903**
Comprehensive Cost of Financing			
Interest expense	6,286	69,696	50,088
Interest income	(441)	(4,495)	(1,380)
Exchange income, net		126,224	(51,703)
Gain on monetary position		(34,506)	(27,586)
		156,919	**(30,581)**
Other income	9	88	2,962
Income (loss) before provisions for taxes	**3,472**	**(54,488)**	**113,446**
Provisions for:			
Income taxes	232	2,572	14,327
Deferred taxes	(1,220)	(13,500)	6,176
Asset tax	474	5,243	14,486
Income (loss) before equity in results of affiliates co.	**3,985**	**(48,803)**	**78,457**
Equity in income (loss) from affiliated companies	651	7,211	(65)
Net (loss) income applicable to minority stockholders	(134)	(1,483)	(2,596)
Net (loss) income	**4,503**	**(43,075)**	**75,795**

*The currency exchange used varies in each line item.

G.ACCION BALANCE SHEET

	As of March 31		
	1Q03 (US$ Thousands)	1Q03 (Ps. Thousands)	4Q02 (Ps. Thousands)
Current Assets:			
Cash and cash equivalents	12,864	137,255	112,391
Account receivable, net	20,306	216,666	152,395
Receivable from related parties	1,966	20,976	52,200
Prepaid Expenses	276	2,945	6,436
Total Current Assets	**35,412**	**377,842**	**323,422**
Fixed Assets:			
Investment in shares of affiliated companies	2,198	23,448	15,138
Trusts	1,883	20,092	20,837
Property held for lease, net	394,397	4,208,216	3,825,056
Building and equipment, net	5,033	53,705	53,705
Other assets	17,536	187,112	187,035
Prepaid tax	15,702	167,536	158,514
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current Liabilities:			
Bank loans and current portion of Long term debt	10,421	113,802	92,150
Other accounts payable and accrued liabilities	10,683	116,662	153,097
Affiliates	1,061	11,588	-
Guaranty Deposits	4,361	47,624	36,757
Income tax payable	616	6,722	-
Deferred tax payable	-	-	-
Acquisition liabilities	-	-	-
Total Current Liabilities	**27,143**	**296,399**	**282,005**
Long-Term Liabilities:			
Long-term debt	277,114	3,026,088	2,660,184
Differed income tax	-	-	-
Convertibles Peabody	47,245	515,918	400,802
TOTAL LIABILITIES	**351,502**	**3,838,405**	**3,342,991**
Common stock	5,234	57,154	57,833
Restatement	13,291	145,141	144,478
Additional paid-in capital	89,355	975,761	975,833
Convertible Options	2,000	21,840	21,330
Share Repurchase Program	-	-	120,319
Income (Loss) of period	(3,945)	(43,075)	-
Accumulated losses	(19,121)	(208,800)	(329,133)
Cumulative restatement effect	13,111	143,176	143,186
Cumulative deferred income tax	5,895	64,378	64,383
Minority Interest	4,027	43,969	42,487
TOTAL STOCKHOLDERS' EQUITY	**109,848**	**1,199,545**	**1,240,716**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	[illegible]	[illegible]	[illegible]

*Exchange rate as of March 31, 2003, US$ 1.00 = Assets Ps.$10.67 and Liabilities Ps$10.92

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: **1** Year: **2003**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,017,858**	100	**4,803,230**	100
2	**CURRENT ASSETS**	**377,842**	**8**	**354,624**	**7**
3	CASH AND SHORT-TERM INVESTMENTS	137,255	3	152,865	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	31,078	1	98,633	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	185,588	4	72,645	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	23,921	0	30,481	1
8	**LONG-TERM**	**23,448**	**0**	**28,409**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,448	0	28,409	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,261,921**	**85**	**4,306,684**	**90**
13	PROPERTY	4,553,717	91	4,292,654	89
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	109,161	2	130,674	3
16	ACCUMULATED DEPRECIATION	425,174	8	307,192	6
17	CONSTRUCTION IN PROGRESS	24,217	0	190,548	4
18	**DEFERRED ASSETS (NET)**	**354,647**	**7**	**113,513**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**3,838,405**	100	**3,013,847**	
21	**CURRENT LIABILITIES**	**269,015**	**7**	**306,692**	**10**
22	SUPPLIERS	19,796	1	18,643	1
23	BANK LOANS	106,319	3	116,649	4
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	6,722	0	29,624	1
26	OTHER CURRENT LIABILITIES	136,178	4	141,776	5
27	**LONG-TERM LIABILITIES**	**3,521,766**	**92**	**2,644,800**	**88**
28	BANK LOANS	3,013,087	78	2,113,205	70
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	508,679	13	531,595	18
31	**DEFERRED LOANS**	**47,624**	**1**	**62,355**	**2**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,179,453**		100 **1,789,383**	
34	**MINORITY INTEREST**	**43,969**	**4**	**53,217**	**3**
35	**MAJORITY INTEREST**	**1,135,484**	**96**	**1,736,166**	**97**
36	**CONTRIBUTED**	**1,199,897**	**102**	**1,197,211**	**67**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	5	57,154	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	145,141	12	145,136	8
39	PREMIUM ON SALES OF SHARES	975,762	83	975,740	55
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	21,840	2	19,181	1
41	**CAPITAL INCREASE (DECREASE)**	**(64,413)**	**(5)**	**538,955**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(329,108)	(28)	(237,684)	(13)
43	REPURCHASE FUND OF SHARES	164,594	14	40,065	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	143,176	12	660,772	37
45	NET INCOME FOR THE YEAR	(43,075)	(4)	75,802	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**137,255**	100	**152,865**	100
46	CASH	104,088	76	106,555	70
47	SHORT-TERM INVESTMENTS	33,167	24	46,310	30
18	**DEFERRED ASSETS (NET)**	**354,647**	100	**113,513**	
48	AMORTIZED OR REDEEMED EXPENSES	186,853	53	75,707	67
49	GOODWILL	0	0	37,534	33
50	DEFERRED TAXES	167,536	47	0	0
51	OTHERS	258	0	272	0
21	**CURRENT LIABILITIES**	**269,015**	100	**306,692**	
52	FOREING CURRENCY LIABILITIES	123,640	46	146,598	48
53	MEXICAN PESOS LIABILITIES	145,375	54	160,094	52
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**136,178**		100 **141,776**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	136,178	100	141,776	100
27	**LONG-TERM LIABILITIES**	**3,521,766**	100	**2,644,800**	
59	FOREING CURRENCY LIABILITIES	3,458,124	98	2,623,460	99
60	MEXICAN PESOS LIABILITIES	63,642	2	21,340	1
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**508,679**	100	**531,595**	
63	OTHER LOANS WITH COST	508,679	100	464,035	87
64	OTHER LOANS WITHOUT COST	0	0	67,560	13
31	**DEFERRED LOANS**	**47,624**	100	**62,355**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	39,740	64
67	OTHERS	47,624	100	22,615	36
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**143,176**		100 **660,772**	100
70	ACCUMULATED INCOME DUE TO MONETARY	78,702	55	459,240	70
71	INCOME FROM NON-MONETARY POSITION	64,474	45	201,532	30

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR: 2003
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	108,827	47,932
73	PENSIONS FUND AND SENIORITY	402	349
74	EXECUTIVES (*)	6	6
75	EMPLOYERS (*)	68	69
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR 2003
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**189,241**	**100**	**148,304**	**100**
2	COST OF SALES	38,992	21	23,857	16
3	**GROSS INCOME**	**150,249**	**79**	**124,447**	**84**
4	OPERATING	47,906	25	44,538	30
5	**OPERATING**	**102,343**	**54**	**79,909**	**54**
6	TOTAL FINANCING	156,919	83	(30,586)	(21)
7	**INCOME AFTER FINANCING COST**	**(54,576)**	**(29)**	**110,495**	**75**
8	OTHER FINANCIAL OPERATIONS	(88)	0	(2,961)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(54,488)**	**(29)**	**113,456**	**77**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(5,685)	(3)	34,993	24
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(48,803)**	**(26)**	**78,463**	**53**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	7,211	4	(66)	0
13	**CONSOLIDATED NET INCOME OF**	**(41,592)**	**(22)**	**78,397**	**53**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(41,592)**	**(22)**	**78,397**	**53**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(41,592)**	**(22)**	**78,397**	**53**
19	NET INCOME OF MINORITY INTEREST	1,483	1	2,595	2
20	**NET INCOME OF MAJORITY INTEREST**	**(43,075)**	**(23)**	**75,802**	**51**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**189,241**	**100**	**148,304**	**100**
21	DOMESTIC	189,241	100	148,304	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	15,662	8	11,867	8
6	**TOTAL FINANCING COST**	**156,919**	**100**	**(30,586)**	**100**
24	INTEREST PAID	69,696	44	50,091	164
25	EXCHANGE LOSSES	165,750	106	(1,168)	(4)
26	INTEREST EARNED	4,495	3	1,380	5
27	EXCHANGE PROFITS	39,526	25	50,542	165
28	GAIN DUE TO MONETARY POSITION	(34,506)	(22)	(27,587)	(90)
8	**OTHER FINANCIAL OPERATIONS**	**(88)**	**100**	**(2,961)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(88)	(100)	(2,961)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(5,685)**		100 **34,993**	100
32	INCOME TAX	7,815	137	28,815	82
33	DEFERED INCOME TAX	(13,500)	(237)	6,178	18
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR 2003
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	189,242	148,305
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	744,144	566,822
39	OPERATION INCOME (**)	324,512	119,925
40	NET INCOME OF MAYORITY INTEREST(**)	(605,976)	214,754
41	NET CONSOLIDATED INCOME (**)	(608,082)	228,371

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(41,592)**	**78,397**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(6,016)	(47,926)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(47,608)**	**30,471**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(48,001)	5,158
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(95,609)**	**35,629**
6	CASH FLOW FROM EXTERNAL FINANCING	533,602	(63,766)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**533,602**	**(63,766)**
9 -	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(413,121)**	**734**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	24,872	(27,403)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	112,383	180,268
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	137,255	152,865

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR: 2003
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(6,016)**	**(47,926)**
13	DEPRECIATION AND AMORTIZATION FOR THE	33,959	31,153
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(3,317)	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	126,224	(51,707)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(156,919)	(27,587)
17	+ (-) OTHER ITEMS	(5,963)	215
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(48,001)**	**5,158**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(64,282)	25,081
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	31,077	(18,757)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(15,216)	302
22	+ (-) INCREASE (DECREASE) IN OTHER	420	(1,468)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**533,602**	**(63,766)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	443,720	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	111,738	0
27	(-) BANK FINANCING AMORTIZATION	(21,856)	(50,857)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(12,909)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(413,121)**	**734**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(413,121)	0
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	1,496
39	+ (-) OTHER ITEMS	0	(762)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION QUARTER: 1 2003
G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(21.98)	%	52.86	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(53.37)	%	12.37	%
3	NET INCOME TO TOTAL ASSETS (**)	(12.12)	%	4.75	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(82.96)	%	35.19	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.15	times	0.12	times
7	NET SALES TO FIXED ASSETS (**)	0.17	times	0.13	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	13	days	52	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.46	%	7.96	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	76.49	%	62.75	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	3.25	times	1.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	93.31	%	91.91	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.63	%	61.41	%
15	OPERATING INCOME TO INTEREST PAID	1.47	times	1.60	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.19	times	0.19	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40	times	1.16	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.40	times	1.16	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.10	times	0.12	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.02	%	49.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(25.16)	%	20.55	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(25.37)	%	3.48	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.37)	times	0.71	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (4.84)	$ 1.72
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (4.84)	$ 1.72
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 9.04	$ 13.83
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.54 times	0.37 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.03) times	2.78 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

STATEMENT FROM THE CEO

LUIS GUTIÉRREZ GUAJARDO, CEO OF G.ACCION STATED: "THE FIRST QUARTER OF 2003 HAS BEEN A GOOD START. DURING THIS PERIOD WE DELIVERED THE SONY CORPORATE BUILDING AND ACQUIRED AN 871,000 SQ.FT. INDUSTRIAL PORTFOLIO IN PARQUE INDUSTRIAL QUERETARO.

HOWEVER, WE CONTINUE TO FORESEE A DIFFICULT ENVIRONMENT SUCH AS THE ONE THAT HAS CHARACTERIZED THE LAST 24 MONTHS. WE ANTICIPATE INCREASED COMPETITION IN THE DOMESTIC REAL ESTATE SECTOR, ALSO DERIVED FROM THE CORPORATE CRISIS THE WORLD IS GOING THROUGH, AS WELL AS EVENTS RELATED TO THE WAR IN IRAQ AND THE SARS OUTBREAK WE FORESEE A DIFICULT GLOBAL ENVIROMENT, WHICH REPRESENTS NEW OBSTACLES. OUR INNOVATIVE CAPACITY AS WELL AS OUR ABILITY TO DEAL WITH CURRENT CHALLENGES AND MAKE DECISIONS FOR THE LONG-TERM, WILL BE THE BASE OF OUR STRATEGY, WHICH I AM CERTAIN WILL HELP US ACHIEVE OUTSTANDING RESULTS FOR OUR SHAREHOLDERS, CUSTOMERS, COLLEAGUES AND PARTNERS.

DURING THE FIRST QUARTER, WE MANAGED TO INCREASE OUR PORTFOLIO OF PROPERTIES BY 27% TO 7.3 MILLION SQ.FT., ACHIEVED AN INTEREST COVERAGE RATIO OF OVER 2.0X AND A 22% EBITDA INCREASE. THESE RESULTS REFLECT OUR SOUND STRATEGY, WHICH HAS BEEN STRENGTHENED BY THE SUPPORT AND PARTICIPATION OF OUR STRATEGIC PARTNERS SUCH AS PEABODY AND AMB, AS WELL AS THE OUTSTANDING RESULTS AND COMMITMENT SHOWN BY OUR TEAM.

THE SOLID RESULTS WERE AFFECTED BY EXCHANGE RATE LOSSES, WHICH DO NOT IMPACT THE CASH FLOW, HOWEVER, ACCORDING TO MEXICAN GAAP THEY IMPACT THE COMPANY'S BOTTOM LINE.

RECENT EVENTS

ON JANUARY 23, 2003, AND AS PART OF THE AGREEMENT ESTABLISHED WITH HINES LAST DECEMBER, G.ACCION ANNOUNCED THE ACQUISITION OF AN 871,000 SQ.FT. INDUSTRIAL PORTFOLIO IN PARQUE INDUSTRIAL QUERETARO, WHICH GENERATES ANNUAL GROSS REVENUES OF UP TO US$ 4 MILLION. IN ADDITION, AS PART OF THIS AGREEMENT THE COMPANY PLACED THE TORRE DEL ANGEL OFFICE BUILDING LOCATED ON THE FAMOUS PASEO DE LA REFORMA ACROSS FROM THE ANGEL OF INDEPENDENCE IN MEXICO CITY, WITH A PRIVATE INVESTOR.

ON FEBRUARY 28, 2003, G.ACCION ANNOUNCED THE DELIVERY OF A CORPORATE OFFICE BUILDING IN THE SANTA FE AREA OF MEXICO CITY TO SONY DE MÉXICO. G.ACCION DEVELOPED THIS BUILDING, WHICH HAS A TOTAL AREA OF APPROXIMATELY 86,000 SQ. FT., IN NINE AND A HALF MONTHS. THE COMPANY HAS SIGNED A LONG TERM AGREEMENT WITH SONY DE MEXICO.

ABOUT THE COMPANY

G.ACCION IS MEXICO'S LEADING PUBLIC REAL ESTATE COMPANY WITH AN EXTENSIVE PORTFOLIO OF CORPORATE OFFICES AND INDUSTRIAL PROPERTIES, LEASED UNDER DOLLAR-DENOMINATED CONTRACTS, SPECIALIZING IN THE ALLOCATION OF INSTITUTIONAL INVESTMENTS IN THE MEXICAN REAL ESTATE MARKET. THE COMPANY'S VISION IS TO BE A PROVIDER OF REAL ESTATE SOLUTIONS IN MEXICO THROUGH THE ESTABLISHMENT OF SALE-AND-LEASE-BACK AND BUILD-TO-SUIT TRANSACTIONS WITH MULTINATIONAL COMPANIES LOOKING TO BENEFIT FROM MEXICO'S REAL ESTATE SECTOR ACTIVITY.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

****

STATEMENTS INCLUDED IN THIS REPORT REGARDING THE COMPANY'S BUSINESS OUTLOOK AND ANTICIPATED FINANCIAL AND OPERATING RESULTS, REGARDING THE COMPANY'S GROWTH POTENTIAL, CONSTITUTE FORWARD-LOOKING STATEMENTS AND ARE BASED ON MANAGEMENT EXPECTATIONS REGARDING THE FUTURE OF THE COMPANY. THESE EXPECTATIONS ARE HIGHLY DEPENDENT ON CHANGES IN THE MARKET, GENERAL ECONOMIC PERFORMANCE OF THE HOME COUNTRY, AND INDUSTRY AND INTERNATIONAL MARKETS, THEREFORE THEY ARE SUBJECT TO CHANGE.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES USED IN THE PREPARATION OF THE ACCOMPANYING FINANCIAL STATEMENTS FOLLOWS:

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION- THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10. ALL FINANCIAL STATEMENT AMOUNTS AND RELATED NOTES ARE PRESENTED IN CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2002, IN ORDER TO MAKE THEM COMPARABLE WITH THE MOST RECENT BALANCE SHEET PRESENTED. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE CORRESPONDING YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF YEAREND, THE PROCEDURES WERE AS FOLLOWS:

BALANCE SHEET:

PROPERTY HELD FOR SALE, NET OF DEPRECIATION, WAS RESTATED THROUGH DECEMBER 31, 1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND SINCE JANUARY 1, 2000 ARE CONSIDERED TO BE A MONETARY ITEM AND MAY NOT BE RESTATED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATED COMPANIES IS VALUED USING TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FINANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE AND LAND, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED BASED ON THE RESTATED ASSET VALUES OVER THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH YEAREND.

STATEMENT OF OPERATIONS:

REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE

THROUGH YEAREND, BASED ON FACTORS DERIVED FROM THE NCPI.

THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH PERIODEND WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

OTHER STATEMENTS:

THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS CREATED THROUGH 1996, SINCE THROUGH THAT YEAR THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

FINANCIAL INSTRUMENTS - BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. AS OF MARCH 31, 2003, NO ADJUSTMENTS TO THE COMPANY'S FINANCIAL POSITION AS A RESULT OF APPLYING THIS BULLETIN WERE REQUIRED.

CASH, CASH EQUIVALENTS AND RESTRICTED FUNDS- CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL SUCH TIME AS THEY ARE APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES. THE RESTRICTED FUNDS MAY ONLY BE USED BY THE COMPANY WITH THE AUTHORIZATION OF GE CAPITAL.

OTHER ASSETS- OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS. INITIAL LEASING COSTS ARE AMORTIZED OVER THE TERMS OF THE RELATED LEASE AGREEMENTS.

INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING - THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING", WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES THE RECOGNITION OF DEFERRED TAX LIABILITIES AND ASSETS FOR ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS' EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME TAX EFFECTS, BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. DEFERRED EMPLOYEE PROFIT SHARING IS CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERMINED PERIOD. HOWEVER, AS OF MARCH 31, 2003 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS- UNDER MEXICAN LABOR LAW, SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C.V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO AFFILIATED COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.

THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO ITS LOW NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERMINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.

AS OF MARCH 31, 2003, THE LIABILITY FOR SENIORITY PREMIUMS AMOUNTED TO $402.

SECURITY DEPOSITS- SECURITY DEPOSITS CONSIST MAINLY OF DOLLAR DENOMINATED AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY'S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS' RENT, DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS - LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED, RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE ALLOCATION OF COMMON COSTS IS RECORDED BASED ON THE RELATIVE SALES VALUE.

SERVICES PROVIDED TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY EARNED, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING - INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF YEAREND, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.

(LOSS) EARNINGS PER SHARE - THE BASIC (LOSS) EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY (LOSS) INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	181,099
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(24,409)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	346,433
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(5,545)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	22,415
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	103,009
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	123,475
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	264
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	35,996
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	9,065
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	30,648
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	1,123
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	119,488
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	56,231
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	26,948
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	213,782
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	(17,454)
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	25,377
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	46,681
20 CONSTRUCTORA E INMOB ZURCH, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	49,999	(798)
21 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**612,030**	**1,293,828**
ASSOCIATEDS					

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	240
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	2,280
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	13,030
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5	INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,697
6	AMB ACCION CENTRO LOGISTICO PARQUE 1S.DE R.L.DECV	COMPRAVENTA DE INMUEBLES	1	10.00	1,501	1,895
7	AMB ACCION SAN MARTIN OBISPO 1,S. DE R.L. DE C.V.	COMPRAVENTA DE INMUEBLES	1	10.00	856	3,281
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				30,667	23,448
	OTHER PERMANENT INVESTMENTS					0
	TOTAL					1,317,276

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,154,739	229,145	1,925,594	1,048,504	140,574	2,833,524
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	11,022	5,493	5,529	1,087	892	5,724
OFFICE EQUIPMENT	77,620	36,558	41,062	727	375	41,414
COMPUTER EQUIPMENT	14,281	9,059	5,222	2,640	2,321	5,541
OTHER	1,306	555	751	478	203	1,026
DEPRECIABLES TOTAL	**2,258,968**	**280,810**	**1,978,158**	**1,053,436**	**144,365**	**2,887,229**
NOT DEPRECIATION ASSETS						
GROUNDS	671,849	0	671,849	677,872	0	1,349,721
CONSTRUCTIONS IN PROCESS	14,313	0	14,313	10,658	0	24,971
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**686,162**	**0**	**686,162**	**688,530**	**0**	**1,374,692**
TOTAL	**2,945,130**	**280,810**	**2,664,320**	**1,741,966**	**144,365**	**4,261,921**

STOCK EXCHANGE CODI**GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
IANKS																
INSECURED DEBT																
ISBC BANK MEXICO, S.A.	07/10/2007	11.01	13,000	46,583	0	0	0	0	0	0	0	0	0	0	0	0
VITH WARRANTY																
IIPOTECARIO GE CAPITAL :ORP	01/02/2010	4.60	0	0	0	0	0	0	0	0	0	10,441	11,008	11,807	12,664	280,814
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.58	0	0	0	0	0	0	0	0	0	6,869	7,380	7,981	8,631	275,501
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	6,013	6,435	6,929	7,461	228,338
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.62	0	0	0	0	0	0	0	0	0	4,657	5,006	5,415	5,859	187,758
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.67	0	0	0	0	0	0	0	0	0	4,220	4,542	4,920	5,330	173,103
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	5,418	5,799	6,244	6,724	145,920
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	5.61	0	0	0	0	0	0	0	0	0	3,763	4,044	4,374	4,732	151,499
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	9.80	0	0	0	0	0	0	0	0	0	2,544	2,770	3,040	3,335	84,064
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	2,687	2,872	3,088	3,321	71,227
IIPOTECARIO INMOB BANCOMER	16/12/2009	0.00	0	0	0	9,454	10,298	11,389	11,716	33,768	0	0	0	0	0	0
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	1,807	1,972	2,169	2,385	61,241
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	10.50	0	0	0	0	0	0	0	0	0	1,684	1,845	2,038	2,251	59,868
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	9.57	0	0	0	0	0	0	0	0	0	1,672	1,817	1,989	2,178	53,933
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	10.40	0	0	0	0	0	0	0	0	0	1,514	1,657	1,829	2,018	53,252
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	4.34	0	0	0	0	0	0	0	0	0	2,056	2,185	2,336	2,497	51,123
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	10.41	0	0	0	0	0	0	0	0	0	1,233	1,349	1,489	1,643	43,395
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	11.80	0	0	0	0	0	0	0	0	0	1,067	1,182	1,321	1,478	43,447
IIPOTECARIO GE CAPITAL :ORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	1,506	1,610	1,731	1,861	39,928
IIPOTECARIO INVERLAT	29/01/2013	5.39	0	0	0	2,969	3,261	3,581	3,933	31,888	0	0	0	0	0	0

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.69	0	0	0	0	0	0	0	0	0	963	1,066	1,191	1,331	38,803
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	1,368	1,461	1,570	1,687	36,056
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.95	0	0	0	0	0	0	0	0	0	1,080	1,177	1,296	1,421	36,226
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.65	0	0	0	0	0	0	0	0	0	1,133	1,218	1,318	1,427	32,199
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.22	0	0	0	0	0	0	0	0	0	853	940	1,045	1,163	32,681
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	1,100	1,176	1,263	1,358	29,010
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	1,015	1,085	1,166	1,253	26,765
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	937	1,001	1,077	1,158	24,835
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	918	982	1,058	1,139	24,722
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.15	0	0	0	0	0	0	0	0	0	673	741	823	915	25,573
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	922	985	1,058	1,137	24,298
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	871	931	1,001	1,076	23,090
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	848	906	974	1,046	22,357
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	640	699	768	845	21,697
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.67	0	0	0	0	0	0	0	0	0	527	567	614	665	21,614
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	752	804	865	930	19,942
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	602	657	723	795	20,414
HIPOTECARIO GE CAPITAL CORP	31/07/2007	4.92	0	0	0	0	0	0	0	0	0	694	742	797	857	18,308
HIPOTECARIO BBVA BANCOMER	31/07/2007	13.92	3,000	17,059	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	597	639	689	741	16,091
HIPOTECARIO GE CAPITAL CORP	01/10/2009	8.81	0	0	0	0	0	0	0	0	0	449	485	527	573	13,410

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
ANKS																
IPOTECARIO GE CAPITAL ORP	01/10/2009	11.52	0	0	0	0	0	0	0	0	0	328	363	402	451	12,981
IPOTECARIO GE CAPITAL ORP	01/10/2009	4.92	0	0	0	0	0	0	0	0	0	378	403	434	466	9,954
IPOTECARIO GE CAPITAL ORP	01/10/2009	5.28	0	0	0	0	0	0	0	0	0	329	352	380	410	8,999
IPOTECARIO GE CAPITAL ORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	313	335	360	388	8,422
IPOTECARIO GE CAPITAL ORP	01/10/2009	11.52	0	0	0	0	0	0	0	0	0	162	179	199	222	6,393
IPOTECARIO GE CAPITAL ORP	01/10/2009	4.97	0	0	0	0	0	0	0	0	0	155	166	178	192	4,115
IPOTECARIO GE CAPITAL ORP	10/10/2009	4.97	0	0	0	0	0	0	0	0	0	138	147	158	170	3,647
OTAL BANKS			16,000	63,642	0	12,423	13,559	14,970	15,649	65,756	0	77,896	83,680	90,634	98,184	2,567,013
ROVEEDORES																
ERVICIOS PROFESIONALES			4,862	0	0	3,150	0	0	0	0	0	0	0	0	0	0
RRENDAMEINTO DE EQUIPOS			0	0	0	6,502	0	0	0	0	0	0	0	0	0	0
ERVICIOS DE CONSTRUCCION			649	0	0	457	0	0	0	0	0	0	0	0	0	0
ESORERIA DEL DISTRITO EDER			4,176	0	0	0	0	0	0	0	0	0	0	0	0	0
OTAL SUPPLIERS			9,687	0	0	10,109	0	0	0	0	0	0	0	0	0	0
TROS PASIVOS CIRCULANTES			112,966	0	0	23,212	0	0	0	0	0	0	0	508,679	0	0
HER CURRENT LIABILITIES ID OTHER CREDITS			112,966	0	0	23,212	0	0	0	0	0	0	0	508,679	0	0
			138,653	63,642	0	45,744	13,559	14,970	15,649	65,756	0	77,896	83,680	599,313	98,184	2,567,013

OTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.92 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	16,061	175,060	0	0	175,060
TOTAL	**16,061**	**175,060**			**175,060**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	7,117	78,522	0	0	78,522
TOTAL	**7,117**	**78,522**			**78,522**
NET BALANCE	**8,944**	**96,538**			**96,538**
FOREING MONETARY POSITION					
TOTAL ASSETS	**11,281**	**121,886**	0	0	**121,886**
LIABILITIES POSITION	**373,053**	**4,077,676**			**4,077,676**
SHORT TERM LIABILITIES POSITION	3,262	39,554	0	0	39,554
LONG TERM LIABILITIES POSITION	369,791	4,038,122	0	0	4,038,122
NET BALANCE	**(361,772)**	**(3,955,790)**			**(3,955,790)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Previous Printing

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $10.67 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.92 PESOS PER $1 U.S. DOLLAR, AS OF MARCH 31,2003.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE FIRST CUARTER OF THE YEAR OF 2003. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,479,212	4,115,651	2,636,439	0.40	10,546
FEBRUARY	1,654,091	4,833,225	3,179,134	0.27	8,584
MARCH	1,636,721	4,851,479	3,214,759	0.50	16,074
ACTUALIZATION:	0	0	0	0.00	128
CAPITALIZATION:	0	0	0	0.00	(851)
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	25
TOTAL					**34,506**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2003**
G. ACCION S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				128,233			
CONSTRUCCION				3,800			
SERVICIOS				57,208			
TOTAL				189,241			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS

- DETERMINED INCOME

+ DEDUCTED WORKER'S PROI

- DETERMINED WORKEF

- DETERMINED RFE

- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

STOCK EXCHANGE COI GACCION QUARTER: 1 YEAR: 2003
RAZON SOCIAL: **G. ACCION S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR 2003

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD'S POR ACCION
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR **2003**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA
SUBDIRECTOR DE ADMINISTRACION

C.P. TOMAS RODRIGUEZ OSORIO
SUBCONTRALOR

CIUDAD DE MEXICO, D.F., AT MAY 2 OF 2003